UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

Tender Offer Statement Under Section 14(d)(1)
or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

ION MEDIA NETWORKS, INC.

(Name of Subject Company (Issuer))

CIG MEDIA LLC

CITADEL WELLINGTON LLC
CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.
CITADEL LIMITED PARTNERSHIP
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN

(Names of Filing Persons — Offerors)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46205A103
(CUSIP Number of Class of Securities)

Matthew B. Hinerfeld
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(312) 395-3167
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Robert Schwenkel, Esq.
Steven Steinman, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$107,947,313.36	$3,313.98

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934. The transaction value was determined by multiplying the purchase price of $1.46 per share by the sum of 65,377,185 outstanding shares of Class A common stock, par value $0.001 per share, of ION Media Networks, Inc. (the ‘‘Shares’’) and 8,559,331 Shares issuable prior to the expiration of the offer pursuant to stock options and restricted stock units.
**	The amount of the filing fee is calculated by multiplying the transaction value by 0.00003070.
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,313.98
Form or Registration No.: SC TO-T
Filing Party: CIG Media LLC/Citadel Wellington LLC/Citadel Kensington Global Strategies Fund Ltd./
        Citadel Limited Partnership/Citadel Investment Group, L.L.C./Kenneth Griffin
Date Filed: May 4, 2007
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (this ‘‘Amendment’’) amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 4, 2007, as amended (the ‘‘Schedule TO’’) relating to a tender offer by CIG Media LLC, a Delaware limited liability company (including any successor, ‘‘Purchaser’’), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), to purchase any and all outstanding shares of Class A common stock, par value $0.001 per share (‘‘Shares’’), of ION Media Networks, Inc., a Delaware corporation (the ‘‘Company’’), at a price of $1.46 per Share, net to the sellers in cash, without interest. Purchaser is owned by Citadel Wellington LLC (‘‘CW’’) and Citadel Kensington Global Strategies Fund Ltd. (‘‘CKGS’’). Citadel Limited Partnership (‘‘CLP’’) is the non-member manager of Purchaser and, in such capacity, makes all of the investment decisions for Purchaser. Citadel Investment Group, L.L.C. (‘‘CIG’’) is the general partner of CLP. Kenneth Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG (Kenneth Griffin together with CW, CKGS, CLP and CIG, ‘‘Purchaser’s Affiliates’’). The terms and conditions of the offer are described in the Offer to Purchase, dated May 4, 2007 (the ‘‘Offer to Purchase’’) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the ‘‘Offer’’), copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule TO. This Amendment is being filed on behalf of Purchaser and Purchaser’s Affiliates.

ITEMS 1, 4, 8 AND 11.    SUMMARY TERM SHEET; TERMS OF THE TRANSACTION; INTEREST IN SECURITIES OF THE SUBJECT COMPANY; ADDITIONAL INFORMATION.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text to the end thereof:

‘‘The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Friday, June 1, 2007. The Depositary for the Offer advised Purchaser that approximately 40,624,885 Shares (including approximately 520,826 Shares tendered pursuant to guaranteed delivery procedures) representing approximately 62.1% of the outstanding Shares had been validly tendered as of the expiration of the initial offering period. These Shares represent 86.1% of the Shares held by the public and, taken together with the 2,724,207 Shares held by Purchaser prior to the Offer and the 15,455,062 Shares held by affiliates of Lowell W. Paxson that Purchaser is purchasing pursuant to a call agreement, represent approximately 89.9% of the outstanding Shares. All validly tendered Shares have been accepted for payment, and payment will be made promptly in accordance with the terms of the Offer.

On Monday, June 4, 2007, Purchaser commenced a subsequent offering period that will expire at 5:00 p.m., New York City time, on Friday, June 15, 2007.

Purchaser will pay $1.46 net in cash per Share for Shares tendered in the subsequent offering period, the same amount as it paid in the initial offering period. Purchaser will immediately accept all Shares validly tendered during the subsequent offering period and will pay for the Shares promptly after acceptance, in accordance with the terms of the Offer. Holders of Shares tendering Shares during the subsequent offering period may not withdraw their Shares and cannot deliver their Shares using the guaranteed delivery procedures. All other terms and conditions of the Offer remain the same.’’

ITEM 12.    EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

‘‘(a)(9) Press Release dated June 4, 2007’’

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 4, 2007 that the information set forth in this statement is true, complete and correct.

CIG MEDIA LLC
By:	Citadel Limited Partnership, its Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL WELLINGTON LLC
By:	Citadel Limited Partnership, its Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL KENSINGTION GLOBAL STRATEGIES FUND LTD.
By:	Citadel Limited Partnership, its Portfolio Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL INVESTMENT GROUP, L.L.C.
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

KENNETH GRIFFIN
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld, attorney-in-fact*

*	Matthew Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed on May 10, 2007, as an attachment to Amendment No. 2 to Schedule TO, and hereby incorporated by reference herein.

Exhibit Index.

Exhibit	Description
(a)(1)	Offer to Purchase, dated May 4, 2007*
(a)(2)	Letter of Transmittal and related Instructions*
(a)(3)	Notice of Guaranteed Delivery*
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(7)	Summary Advertisement, dated May 4, 2007, Appearing in The Wall Street Journal*
(a)(8)	Press Release dated May 11, 2007*
(a)(9)	Press Release dated June 4, 2007**
(b)	Not Applicable
(d)(1)	The Master Transaction Agreement, dated as of May 3, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC*
Exhibit A	Series A Convertible Subordinated Debt Indenture Term Sheet*
Exhibit B	Series B Convertible Subordinated Debt Indenture, dated as of May 4, 2007, by and among ION Media Networks, Inc., The Bank of New York Trust Company, N.A., as trustee and subsidiary guarantors*
Exhibit C	Call Agreement, dated as of May 4, 2007, by and between CIG Media LLC and NBC Palm Beach Investment II, Inc.*
Exhibit D	Call Agreement, dated as of May 4, 2007, by and between ION Media Networks, Inc. and NBC Palm Beach Investment I, Inc.*
Exhibit E	Registration Rights Agreement for New Securities, dated as of May 4, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., and CIG Media LLC*
Exhibit F	Series A-1 Convertible Preferred Certificate of Designation dated May 4, 2007*
Exhibit G	Series A-2 Preferred Stock Certificate of Designation dated as of May 4, 2007*
Exhibit H	Series A-3 Convertible Preferred Certificate of Designation dated as of May 4, 2007*
Exhibit I	Series B Convertible Preferred Certificate of Designation dated as of May 4, 2007*
Exhibit J-1	Form of Series C Convertible Preferred Certificate of Designation*
Exhibit J-2	Form of Series C Convertible Preferred Certificate of Designation*
Exhibit K	Series C Preferred Stock Certificate of Designation dated as of May 4, 2007*

*	Previously filed
**	Filed herewith

Exhibit	Description
Exhibit L	Series D Convertible Preferred Certificate of Designation dated as of May 4, 2007*
Exhibit M	Series E-1 Convertible Preferred Certificate of Designation dated as of May 4, 2007*
Exhibit N	Series E-2 Convertible Preferred Certificate of Designation dated as of May 4, 2007*
Exhibit O	Series F Non-Convertible Preferred Certificate of Designation dated as of May 4, 2007*
Exhibit P	Stockholders’ Agreement, dated as of May 4, 2007, by and among ION Media Networks, Inc., CIG Media LLC and NBC Universal, Inc.*
Exhibit Q	Assignment and Assumption Agreement, dated as of May 4, 2007, by and among NBC Universal, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC*
Exhibit R	Call Right Exercise Notice, dated as of May 4, 2007, by and between CIG Media LLC and Lowell W. Paxson*
Exhibit S	Exhibit S Form of Restated Certificate of Incorporation of ION Media Networks, Inc. authorizing a reverse stock split*
Exhibit T	Form of Certificate of Amendment of Certificate of Incorporation of ION Media Networks, Inc. amending the Certificates of Designation of the 9¾% Series A Convertible Preferred Stock and the 13¼% Cumulative Junior Exchangeable Preferred Stock*
Exhibit U	Warrant, issued as of May 4, 2007, to CIG Media LLC to purchase Class A Common Stock of ION Media Networks, Inc.*
Exhibit V	Put/Call Agreement, dated as of May 4, 2007, by and between CIG Media LLC and NBC Universal, Inc.*
Exhibit W	Form of Certificate of Amendment to the Certificate of Incorporation of ION Media Networks, Inc. creating the Class D Common Stock and increasing the amount of authorized shares of Class A Common Stock and Class C Common Stock*
Exhibit X	Registration Rights Agreement for Series B Convertible Subordinated Debt, dated as of May 4, 2007, by and among ION Media Networks, Inc. and NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC.*
(d)(2)	The Indemnity Side Letter dated May 4, 2007, among CIG Media LLC, Citadel Wellington LLC, Citadel Kensington Global Strategies Fund Ltd. and NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc*
(g)	Not Applicable
(h)	Not Applicable

*	Previously filed
**	Filed herewith